TC 4/15/03

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03054491

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III



SEC MAIL
RECEIVED
PROCESSING
APR 11 2003
WASH. D.C.
155
SECTION

SEC FILE NUMBER
8-47318

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HILLCREST ASSET MANAGEMENT, INC.
(formerly Ballentine Investments, Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 PLUM TREE ROAD
(No. and Street)

BARRINGTON	ILLINOIS	60010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM A BALLENTINE — 847/462-9300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FINANCIAL MANAGEMENT RESOURCES, INC - SANTOWSKI, BERNARD P.
(Name — *if individual, state last, first, middle name*)

1317 TALLY HO DRIVE	ADDISON	ILLINOIS	60101
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM A BALLENTINE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HILLCREST ASSET MANAGEMENT, INC., as of DECEMBER 31, 19X2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



"OFFICIAL SEAL"
Karen L. Pfeiffer
Notary Public, State of Illinois
My Commission Exp. 07/29/2006

Signature

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Management Resources

To the Board of Directors and
Shareholders of
Hillcrest Asset Management, Inc. (formerly Ballentine Investments, Inc.)

We have audited the accompanying balance sheet of Hillcrest Asset Management, Inc. as of December 31, 2002, and the related statements of operations, shareholders' equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hillcrest Asset Management, Inc. at December 31, 2002, and the results of operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles. We have found no material inadequacies in the reporting.

[signature], PD

Financial Management Resources, Inc.
Addison, Illinois
April 10, 2003

1317 TALLY HO DRIVE • ADDISON, ILLINOIS 60101 • (630) 250-0777

HILLCREST ASSET MANAGEMENT, INC.
800 PLUM TREE ROAD
BARRINGTON HILLS, ILLINOIS 60010

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

BALANCE SHEET

ASSETS	
Cash	$15,805.10
Clearing Deposit	$125.40
Proprietory Account	$0.00
Other Receivables	$302.90
Fixed Assets - Net	$2,068.60
Office Security Deposit	$0.00
Other Deposits	$0.00
TOTAL ASSETS	$18,302.00
LIABILITIES & CAPITAL	
LIABILITIES	
Accrued Accounts Payable	$450.00
Accrued Commission Payable	$0.00
Payroll Taxes Payable	$0.00
Income Taxes Payable	$0.00
Sub Loan Agreement I	$0.00
Sub Loan Agreement II	$0.00
TOTAL LIABILITIES	$450.00
CAPITAL	
Common Stock - ISSUED & OUTSTANDING	$2,000.00
TREASURY STOCK	$1,000.00
Additional Paid in Capital	$31,100.00
Retained Earnings - Jan 01	$26,427.49
Prior Profit/Loss	($40,803.40)
Month Profit/Loss	($1,872.09)
TOTAL CAPITAL	$17,852.00
TOTAL LIABILITY & CAPITAL	$18,302.00

HILLCREST ASSET MANAGEMENT, INC.
800 PLUM TREE ROAD
BARRINGTON HILLS, ILLINOIS 60010

INCOME STATEMENT
12 MONTHS ENDED DECEMBER 31, 2002

INCOME		
Commissions	$4,898.39	
Interest Earned	$36.17	
Gain/(Loss) On Sale Of Stock	($32,044.61)	
Unrealized Gain/(Loss)	$0.00	

		($27,110.05)
EXPENSES		
Advertising	$0.00	
Answering Services	$0.00	
Bank Service Charges	$198.83	
Books & publications	$170.00	
Contributions	$0.00	
Depreciation Expense	$1,081.08	
Entertainment Expenses	$0.00	
Income Tax Expense	$0.00	
Insurance	$10.00	
Interest Expense	$25.00	
Legal & Professional Fees	$2,226.25	
Misc Sundry Expenses	$520.00	
Office Maintenance	$1,586.00	
Office Move Expenses	$0.00	
Office Supplies	$362.99	
Other Professional Dues	$0.00	
Payroll Taxes	$0.00	
Postage & Delivery	$157.42	
Registration & Filing Fees	$2,475.00	
Rent	$2,101.00	
SIPC General Assessments	$0.00	
Telephone	$513.76	
Travel Expenses	$0.00	
Utilities	$1,735.11	
Vehicle Expenses	$2,403.00	
Wages & Commissions	$0.00	

TOTAL EXPENSES		$15,565.44

NET PROFIT/LOSS		($42,675.49)
		============

HILLCREST ASSET MANAGEMENT, INC.
800 PLUM TREE ROAD
BARRINGTON HILLS, ILLINOIS 60010

STATEMENT OF CHANGES IN FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2002

CASH FLOW FROM ACTIVITIES		
NET INCOME FROM COMMISSIONS	-$10,667.05	
INTEREST EARNED	$36.17	
GAIN/(LOSS) ON SALE OF STOCK	-$32,044.61	
UNREALIZED GAIN/(LOSS) ON STOCK	$0.00	
ADDITIONAL PAID IN CAPITAL	$31,100.00	
NON CASH ITEMS:		
DEPRRECIATION EXPENSE	$1,081.08	
(INCREASE) IN ACCOUNTS RECEIVABLE	-$302.90	
INCREASE IN ACCOUNTS PAYABLE	$450.00	
CHANGE IN SUB LOAN AGREEMENTS	$0.00	
NET CASH PROVIDED FROM OPERATIONS		-$10,347.31
CASH FLOWS FROM INVESTING AND FINANCING ACTIVITIES		
INCREASE IN NOTES PAYABLE	$0.00	
SALE OF MARKETABLE SECURITIES	$0.00	
PURCHASE OF EQUIPMENT	$0.00	
NET CASH USED FOR INVESTING & FINANCING		$0.00
NET INCREASE/(DECREASE) IN CASH		-$10,347.31
CASH, BEGINNING OF YEAR		$26,277.81
CASH, END OF YEAR		$15,930.50

HILLCREST ASSET MANAGEMENT, INC.
800 PLUM TREE ROAD
BARRINGTON HILLS, ILLINOIS 60010

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	COMMON STOCK	RETAINED EARNINGS	ADDITONAL PAID IN CAPITAL	TOTAL
BALANCE, DECEMBER 31, 2001	$3,000.00	$26,427.49	$0.00	$29,427.49
NET INCOME	--------	-$42,675.49	$0.00	-$42,675.49
ADDITOINAL PAID IN CAPIT	--------	--------	$31,100.00	$31,100.00
BALANCE, DECEMBER 31, 2002	$3,000.00	-$16,248.00	$31,100.00	$17,852.00

HILLCREST ASSET MANAGEMENT, INC.
800 PLUM TREE ROAD
BARRINGTON HILLS, ILLINOIS 60010

NET CAPITAL - DECEMBER 31, 2002

Net Worth	$17,852.00	
Less: Non Allowable Assets	($2,371.50)	
Adjusted Net Worth		$15,480.50
Less: Haircuts - Clearing Account	$2.51	
Haircuts - Inventory	($0.00)	
Tentative Net Capital		$15,477.99
Sub Loan Add Back	$0.00	
TOTAL NET CAPITAL		$15,477.99

MINIMUM CAPITAL REQUIRED	$5,000.00
EXCESS OVER MINIMUM CAPITAL	$10,477.99
EXCESS OVER 120% OF MINIMUM CAPITAL	$9,477.99
AGGREGATE INDEBTEDNESS	$450.00
OTHER LIABILITIES	$0.00
AI/NC	2.91%

HILLCREST ASSET MANAGEMENT, INC.
800 PLUM TREE ROAD
BARRINGTON HILLS, ILLINOIS 60010

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

Computation of Net Capital

STOCKHOLDER'S EQUITY	$17,852.00
NON-ALLOWABLE ASSETS:	
FIXED ASSETS - NET	$2,068.60
COMMISSIONS RECEIVABLE OVER 30 DAYS	$0.00
OTHER ASSETS	$302.90
EXCESS CLEARING DEPOSIT	$0.00
TOTAL NON-ALLOWABLE ASSETS	$2,371.50
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	$15,480.50
HAIRCUTS ON SECURITIES:	
MONEY MARKET BALANCES	$2.51
NET CAPITAL BEFORE SUBORDINATED LOANS	$15,477.99
SUBORDINATED LOANS ADD BACK	$0.00
NET CAPITAL	$15,477.99
MINIMUM CAPITAL REQUIREMENT - THE GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS	$5,000.00
EXCESS NET CAPITAL	$10,477.99
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.91
SCHEDULE OF AGGREGATE INDEBTEDNESS:	
COMMISSIONS PAYABLE	$0.00
ACCOUNTS PAYABLE	$0.00
PAYROLL TAXES PAYABLE	$0.00
TOTAL AGGREGATE INDEBTEDNESS	$0.00

RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31,2002):

NET CAPITAL, AS REPORTED IN THE COMPANY'S PART II (UNAUDITED) FOCUS REPORT	$15,477.99
AUDIT ADJUSTMENTS:	
INCREASE IN NON-ALLOWABLE ASSETS	$0.00
OTHER ADJUSTMENTS	$0.00
NET CAPITAL PER ABOVE	$15,477.99

FINANCIAL MANAGEMENT RESOURCES

To the Board of Directors and
Shareholders of
Hillcrest Asset Management, Inc. (formerly Ballentine Investments, Inc.)

In planning and performing our audit of the financial statements of Hillcrest Asset Management, Inc (formerly Ballentine Investments, Inc.) for the years ended December 31, 2002 and December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

1317 TALLY HO DRIVE • ADDISON, ILLINOIS 60101 • (630) 250-0777

transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principals generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and December 31, 2001, to meet the SEC's objectives.



Financial Management Resources, Inc.
Addison, Illinois
April 10, 2003